DREYFUS INVESTMENT PORTFOLIOS (the "Fund")

     Effective December 31, 2000, existing shares of each Portfolio of the Fund (each, a "Portfolio") were designated as Initial shares and each Portfolio began offering a second class of shares, designated as Service shares, which are subject to a Rule 12b-1 Distribution Plan. The classes are identical, except as to the expenses borne by each class which may affect performance.

     The Fund's Board has adopted a Rule 12b-1 Distribution Plan (the "Distribution Plan") with respect to each Portfolio's Service shares pursuant to which the Portfolio pays the Fund's Distributor, Dreyfus Service Corporation (the "Distributor"), at an annual rate of 0.25% of the value of the average daily net assets of the Portfolio's Service shares for distributing Service shares, for advertising and marketing related to Service shares and for servicing and/or maintaining accounts of Service class shareholders. Under the Distribution Plan, the Distributor may make payments to insurance companies which entered into a participation agreement with the Fund in connection with certain variable annuity and variable life insurance separate accounts established by such insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products in respect of these services

     Each Portfolio share has one vote and shareholders will vote in the aggregate and not by class, except as otherwise required by law or with respect to any matter which affects only one class. Only shareholders of a Portfolio's Service shares will be entitled to vote on matters submitted to shareholders pertaining to the Service shares' Distribution Plan.